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                                                                    EXHIBIT 99.1
                                                           [English Translation]
                                                               December 13, 2002


                              Hanaro Telecom, Inc.

                   Notice of Closing of Shareholder Register

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
1. Fixed Date                                                 December 31, 2002

2. Period for Closing of Shareholder Register                 Start Date: January 1, 2003; End Date: see comment in 'Others' below

3. Reason(s) for Closing                                      To determine shareholders with voting rights for the 6th Annual
                                                              General Shareholders Meeting

4. Date of BOD Resolution                                     -

5. Others                                                     Pursuant to Article 13 (Closure of Shareholders Register and Setting
                                                              of Record Date) of the Articles of Incorporation, the period for closing of shareholders register ends on the date of the Annual
                                                              General Shareholders Meeting.
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